

July 20, 2011

Via Facsimile
James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

> **Re:** **Titan Energy Worldwide, Inc.**
> **Amendment 1 to Form 10-K for year ended December 31, 2010**
> **Filed May 25, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **File May 20, 2011**
> **File No. 0-26139**

Dear Mr. Fahrner:

We have reviewed your letters dated May 24, 2011 and July 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Note 4 – Notes Payable, page F-14

1. We note from your response to prior comment two that in order to determine the fair value of your conversion option you used a "Discounted Stock Price". Explain to us how you determined the discount factor of 71% and your basis for using a discounted stock price, citing any authoritative literature upon which you are relying.

2. Notwithstanding the prior comment, please explain to us why a 14.3% change in your net loss for the year ended December 31, 2009 would not be considered material to your financial statements.

3.   We note your response to prior comment three. Please address the following:

- Explain to us why you believe including the $219,924 fair value of the warrants you issued is appropriately classified in your statement of changes of shareholders' equity under the caption "Beneficial conversion feature on Convertible debt".
- Explain to us where you have described the warrant issuance transaction in your financial statements, including a description of the valuation methodology and significant assumptions.
- Additionally we note from your disclosures in note four that you issued convertible debt with warrants during 2010 that had a fair value of $382,059. Please reconcile this to your response in which you indicate that the fair value of warrants issued was $219,924.

Note 14 – Fair Value, page F-20

4.   We note your response to prior comment four. We do not see where you have provided the significant inputs used in the valuations of your level 3 liabilities. Please disclose to us all significant valuation assumptions you used. Revise your future filings accordingly. Refer to paragraph 820-10-50-2e of the FASB Accounting Standards Codification.

Form 10-Q for the quarter ended March 31, 2011

Item 4. Controls and Procuress, page 28

5.   We note your disclosure "… even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief